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                              October 16, 2023

       Bin Zhai
       Chief Executive Officer
       CNFinance Holdings Ltd.
       44/F, Tower G, No. 16 Zhujiang Dong Road
       Tianhe District, Guangzhou City
       Guangdong Province 510620
       People   s Republic of China

                                                        Re: CNFinance Holdings
Ltd.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Response dated
September 13, 2023
                                                            File No. 001-38726

       Dear Bin Zhai:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2022

       Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 138

   1. Your response to prior comment 2 indicates that you reviewed the profiles of the directors before concluding that
none of your directors or the directors of your consolidated entities are officials of the
Chinese Communist Party. Please tell us in more detail how you considered the profile
of Mr. Lin Xu and particularly his roles with the National
                                                        Development and Reform
Commission. Please also tell us how you considered whether
                                                        Mr. Xu has any current
or prior memberships on, or affiliations with, committees of the
                                                        Chinese Communist Party
that are not addressed in his biography on page 113 of your
                                                        Form 20-F and whether
he is a member of the Chinese Communist Party.
 Bin Zhai
FirstName
CNFinanceLastNameBin
           Holdings Ltd.Zhai
Comapany
October 16,NameCNFinance
            2023           Holdings Ltd.
October
Page 2 16, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Contact Jennifer Thompson at 202-551-3737 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

       Please contact Michael Henderson at 202-551-3364 or Marc Thomas at 202-551-3452 if
you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:      James C. Lin, Esq.